UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Pricing of Initial Public Offering
On May 7, 2025, Aspen Insurance Holdings Limited issued a press release announcing the pricing of its upsized initial public offering of its Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”). The Class A Ordinary Shares are being offered by certain entities managed by affiliates of Apollo Global Management, Inc. The Class A Ordinary Shares are expected to begin trading on the New York Stock Exchange under the ticker symbol “AHL” on May 8, 2025, and the offering is expected to close on May 9, 2025, subject to the satisfaction of customary closing conditions. The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
EXHIBIT INDEX

Exhibit

99.1	Press Release - Aspen Announces Pricing of Upsized Initial Public Offering, dated May 7, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: May 7, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering

	Title:	Chief Financial Officer